

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 7, 2017

Daqing (David) Ye
Chief Executive Officer
Jianpu Technology Inc.
21/F Internet Finance Center
Danling Street, Beijing
People's Republic of China

> **Re: Jianpu Technology Inc.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted August 11, 2017**
> **CIK No. 0001713923**

Dear Mr. Ye:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Cover Page

1.   We note your risk factor on page 28 regarding the potential that you will be a "controlled company" under the definition of the applicable stock exchange following the offering. To the extent applicable once the timing of the distribution of your ordinary shares to the RONG360 Inc. shareholders is determined, please provide appropriate disclosure regarding your controlled company status on the prospectus cover page and in the prospectus summary. Such disclosure should include the percentage of your ordinary shares to be held by RONG360 Inc. immediately following the initial public offering. In addition, to the extent that RONG360 Inc. remains your parent company as of the time of the offering, please expand the organizational chart on page 5 to reflect its anticipated percentage ownership of the registrant Jianpu Technology Inc. ("Jianpu") immediately following the offering.

Prospectus Summary, page 1

Our Industry, page 2

2.   Please cite the source and date of the third-party market data presented in the submission, including the statistics on page 3 regarding the size of the PRC online lending market and the PRC market opportunity for online platforms for financial products, or indicate if this information is based on your own analysis.

Corporate History and Structure, page 4

3.   You disclose on pages 4 and 5 that Jianpu will be the public registrant holding company that controls the Rong360.com business operations through subsidiaries and a variable interest entity structure after the Restructuring transaction, and that RONG360 Inc. will hold 100% of Jianpu after the Restructuring and may remain its parent company following your initial public offering. You also disclose that you expect that the shareholders of RONG360 Inc. will receive a pro-rata distribution of its ownership of Jianpu, so that the shareholders of RONG360 Inc. will then directly own a controlling interest, in the aggregate, in Jianpu. Please revise to clarify whether the distribution of the Jianpu shares to the RONG360 Inc. shareholders is discretionary, or whether there is any agreement that requires such a distribution be made shortly after the Jianpu initial public offering, or ever. In addition, revise disclosure throughout the submission to reflect with more specificity when this distribution is expected to occur.

4.   We refer to your discussion on page 5 of the anticipated ownership of your variable interest entity Beijing Rongdiandian Information Technology Co, Ltd. ("RDD") following the Restructuring transaction. Please disclose here, as you do on page 31, that Ms. Dawei Huang, who will hold 40% of RDD, is the wife of your CEO, Mr. Daqing (David) Ye.

Use of Proceeds, page 52

5.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your research and development efforts, invest in technology, and invest in branding. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 3.C of Form 20-F. Further, please quantify the amount of offering proceeds that you may contribute or loan to your subsidiaries or VIE without needing to seek additional approvals.

Corporate History and Structure, page 60

6. Please revise to clearly describe how RONG360 Inc.'s current VIE and wholly foreign owned entity ("WFOE"), which are currently Beijing Rongshiji Information Technology Co. Limited ('RSJ') and Beijing Ronglian Shiji Information Technology Co. Limited ("RLSJ"), respectively, through a series of transactions will eventually be replaced by Beijing Rongqiniu Information Technology Co., Ltd. ("RQN") and RDD. The steps to convert the VIE and WFOE into RQN and RDD through the Jianpu holding company structure is unclear. Consider adding several illustrative diagrams to describe these transactions. In addition, explain how you expect the Restructuring to "strengthen [y]our positioning as an independent open platform."

Contractual Arrangements with RDD

7. You disclose that following the Restructuring, you expect to conduct a "significant part" of your operations in China through RDD, your VIE. Please indicate with greater specificity the extent to which your operations will be conducted through RDD, and disclose the entity or entities that will conduct your other operations, your relationship with such entities, and the nature and extent of such other operations, to the extent material.

8. Your exhibit index does not indicate that the various agreements described in this section that provide you effective control over RDD and that allow you to receive economic benefits from RDD will be filed as exhibits to the registration statement. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 71

9. Please revise your disclosures to explain the reasons for any significant underlying trends in your loan applications and credit card volume key metrics. In addition, tell us whether there are any key metrics that you use to manage your advertising and marketing services business. We refer you to Part I, Items 5.A and 5.D of Form 20-F and Section III.B of SEC Release No. 33-8350.

10. We note that your credit card volume key metric includes the number of credit cards you generate revenues from, including for both recommendation services and advertising and marketing services. Please clarify why you include advertising and marketing services as part of your credit card volume key metric.

11. On pages 70, 102, 104, and 108-109, you reference user engagement and increasing the user activity on your platform. Please advise us how you measure user engagement and

whether such measures are key metrics that management uses to evaluate its business operations.

12.   Similarly, on page 14, you reference the importance of your ability to convert user traffic into your "user base" and to retain that user base. Please advise us how you measure conversion of user traffic to "users" or "user base," user retention, and customer retention, and tell us whether such measures are key metrics.

Key Components of Results of Operations

Revenues, page 71

13.   We note that your average fee per loan decreased by 36.3% from RMB 22.3 in 2015 to RMB 14.2 (US$2.0) in 2016. We further note that your average fee per credit card, based on the portion of your credit card volume relating to your recommendation services revenues, remained relatively stable at RMB 73.9 in 2015 and RMB 74.2 (US$10.7) in 2016. Please revise your disclosures to clarify that your average fee per loan and average fee per credit card are not presented in thousands. In addition, we note similar instances in other sections of the filing that should be clarified to indicate that the amounts are not presented in thousands.

Critical Accounting Policies, Judgments and Estimates

Fair Value of RONG360 Inc.'s Ordinary Shares, page 77

14.   Please tell us your consideration of disclosing the estimated fair value of your ordinary shares through the date of the filing. In addition, please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the ADSs begin trading.

Liquidity and Capital Resources, page 86

15.   We note that you expect to receive an undisclosed amount of cash from the existing group as part of the Restructuring. Please clarify your liquidity disclosures to indicate that the existing group will provide initial working capital to you, either in the form of a loan or a capital contribution.

16.   We note that you believe the net proceeds you will receive from this offering, together with your cash on hand upon the completion of the Restructuring, will be sufficient to meet your current and anticipated needs for general corporate purposes for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources upon the completion of the Restructuring without regard to the proceeds you expect to receive

from the offering. We refer you to Part I, Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350.

Holding Company Structure, page 88

17.   Please revise your liquidity disclosures to explain why no profit appropriation to the reserve funds was made for the Group's entities established in the PRC for the years ended December 31, 2015 and 2016. We refer you to Part I, Item 5.B.1.b of Form 20-F and Rule 4-08(e) of Regulation S-X.

Business

General

18.   Please revise to describe your arrangement with any material third-party suppliers described on page 111, as we note that one supplier represented 25% and 20% of your total costs and expenses for fiscal years 2016 and 2015, respectively, according to your financial statement footnotes on page F-26. Please describe the nature of the services provided by this supplier and advise whether you have any material agreements with it upon which you are substantially dependent. Refer to Item 601(b)(10) of Regulation S-K. Also, please clarify whether your third-party supplier costs are data acquisition costs or traffic acquisition costs described on page 72.

Our Strengths, page 101

19.   You state here that you here that you "do not compromise [y]our impartiality by offering [y]our own financial products." Please revise this statement if appropriate in light of the technology-enabled online lending business that will be operated by the existing group that is expected to continue offering its financial services on your Rong360.com platform, as stated on page 60. Explain also whether your co-branding arrangement with the credit card issuer referenced on page 107 affects your impartiality or perceived impartiality.

Financial Services Providers, page 110

20.   On page 14, you disclose that you had a large financial services provider that contributed 19% of your total revenue for 2016. Please revise to provide more detail regarding this customer and its relationship with you, the types of financial products involved, and the terms of any material contracts or arrangements with this customer. In addition, file any such contract or group of inter-related contracts upon which you are substantially dependent. Refer to Item 4.B.6 of Form 20-F and Item 601(b)(10) of Regulation S-K.

SaaS-Based End-to-End Solution, page 111

21.   Please revise to provide more details of your Gold Cloud platform, such as whether you derive a material amount of revenue from the platform and the percentage of your users or financial services customers that use the system. Further, please clarify your involvement after the loans processed through the system have closed and how you generate revenue for your post-loan activities.

Marketing and Brand Promotion, page 115

22.   On page 14, you disclose that the "majority of user traffic to [y]our platform is generated from third-party channels." You indicate on page 115 that you generate self-produced articles and videos as marketing materials, which are distributed through "third-party syndicated content network[s] …." Since it appears that you are reliant upon these third-party syndicated content networks, please revise to provide a description of any material distribution or marketing agreements with these entities. For example, it is unclear whether you pay a fee to distribute your original content and/or whether you pay networks to generate traffic to your platform. Further, please describe and quantify the material drivers of your sales and marketing expenses, which are 107% of your total revenues, as noted on page 73.

Regulation, page 118

23.   On pages 17 and 18, you briefly discuss the regulatory environment governing the "personal credit reporting" businesses in China, and you indicate the definition and scope of "information related to credit standing" under the current regulations is unclear. Please clearly indicate whether you have approval by the appropriate credit reporting industry regulatory department under the State Council, or explain why you do not believe these rules apply to your business. Please describe the types of businesses that are regulated under these laws and how you differentiate your operations from theirs.

Management

Board of Directors, page 128

24.   On pages 128 and 129, you indicate that you will satisfy the "independence" requirements of either the NYSE or the NASDAQ Stock Market for your audit, nominating, and compensation committees. Please revise to clarify whether you are exempt from any exchange corporate governance rules due to your status as a foreign private issuer and/or a controlled company, and whether you are voluntarily complying with such rules. Further, clarify whether any of your corporate governance practices differs from those required under exchange listing requirements for domestic companies.

25.   You disclose on page 130 that your directors are not subject to a term of office. In both your management and risk factors sections, please clarify, if true, that there is no requirement for annual election of directors. We note that you disclose on page 139 that you will hold an annual meeting pursuant to the rules of the exchange where you will list your shares. Please clarify whether or not this exchange-mandated annual meeting would require director elections.

Principal Shareholders, page 132

26.   We note that your board includes directors that are associated with your principal shareholders Sequoia Capital, Pavilion Capital/Spring Bloom Investments, Sailing Capital/Torch International Investment, and Yunfeng Capital/Articles Light Limited. Please advise us whether beneficial ownership of their respective shares should be attributable to directors Kui Zhou, Wai Kit Koh, Yuanyuan Fan, and Xiaoyan Xia, and included in the "All directors and Executive Officers as a Group" line in your beneficial ownership table. Refer to the definition of "beneficial owner" in Form 20-F and to Rule 13d-3 by analogy.

27.   Please revise to identify the "one other individual" that is the managing director of Lightspeed China Partners I GP, LLC that holds shareholder voting rights for the shares owned by affiliates of Lightspeed Capital. Further, please identify the natural persons that have voting and/or investment power over, or the economic benefit of, the shares beneficially owned by the affiliates of Spring Bloom Investments Ltd. and KPCB China Fund II, L.P.

Related Party Transactions, page 136

28.   You describe a prospective Shareholders' Agreement that will be entered upon the completion of the Restructuring and the distribution of Jianpu shares to the shareholders of RONG360 Inc. Please revise to clarify whether this Shareholders' Agreement grants the current preferred shareholders any material rights beyond registration rights. Further, please clarify whether any existing shareholder agreements with preferred shareholders entered within the past three completed fiscal years granted any material rights beyond similar registration rights. For example, we note that six of your prospective directors appear to be affiliated with purchasers of Series A, B, C, and D Preferred Stock of RONG360 Inc., but it is unclear whether any of these shareholders had appointment rights for directors.

29.   You disclose on page 168 that each of your directors, executive officers, and current shareholders will be subject to a 180-day lock-up restriction. On page 169, you describe a proposed directed share program in which shares in the IPO would be reserved for "directors, executive officers, employees, business associates and members of their families." Please revise to clarify whether the 180-day lock-up restriction would apply to

shares purchased under the directed share program that were purchased by directors, executive officers, or current shareholders, or their respective family members or affiliates.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

30.   We note from your disclosures on page 54 and elsewhere in the filing that the number of ordinary shares that will be outstanding immediately after this offering is based upon 345,541,350 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, assuming completion of the Restructuring and completion of the shareholding change. Please tell us your consideration of including a pro forma balance sheet alongside of the historical balance sheet to give effect to the change in capitalization. In this respect, you should disclose the number of shares that will be issued or outstanding immediately after this offering assuming completion of the Restructuring and completion of the shareholding change, and the dollar amount thereof. In addition, you should present separate captions for additional paid-in capital and accumulated deficit.

Consolidated Statements of Comprehensive Loss, page F-4

31.   We note from your disclosures on pages 12 and F-34 that as of December 31, 2016, Jianpu Technology Inc. did not yet exist, and your business was operated by the existing group, and that therefore, the presentation of loss per share is not applicable for any of the historical periods. Please tell us your consideration of providing pro forma earnings per share information based on the number of ordinary shares that will be outstanding immediately after this offering, assuming completion of the Restructuring. We refer you to Article 11-02(b)(7) of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Reorganization

Basis of Presentation for the Reorganization, page F-10

32.   We note from your disclosures beginning on page 62, the summary of the contractual arrangements to be entered into by and between RQN, RDD and the shareholders of RDD upon the completion of the Restructuring. Please tell us your consideration of providing similar disclosures in your the consolidated financial statements.

33.   We note that the Group's statement of comprehensive loss consists of all the revenues, costs and expenses of the Platform Business, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general

and administrative expenses, which were incurred by RONG360 Inc. but related to the Platform Business prior to the Reorganization. We further note that your financial statement presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis during the periods presented. Please tell us whether your estimate of these costs would have been materially different had you operated as an unaffiliated entity. We refer you to SAB Topic 1.B.1.

34.   We note from your disclosures on page 60 and elsewhere in the filing that you will enter into other agreements with the existing group with respect to various ongoing relationships, including an intellectual property license agreement and a non-competition agreement. Please describe the terms and conditions associated with these other agreements with the existing group. Explain how you considered the guidance in SAB Topic 1.B.2. Further , please clarify whether these agreements are related party transactions that are required to be disclosed on page 136 pursuant to Item 7.B of Form 20-F.

Note 2. Summary of Significant Accounting Policies

(k)   Revenue Recognition, page F-19

35.   We note that loan recommendation service revenue is recognized when the user application is delivered at fixed prices or at prices established by a bidding system. Please revise your revenue recognition policy to explain how loan size and duration impact your fees. Describe in greater detail the account bidding between loan sales representatives within the same financial service provider for the same financial product, as well as in the case of a very limited number of products on Gold Cloud.

36.   We note that credit card recommendation revenues are recognized on a monthly basis when the customers confirm the number of card applications, issuances or first usage with the Group. Describe the type of evidence obtained from the customer and the timeliness of this evidence. That is, explain how you confirm the number of successful applications.

37.   Please tell us whether there are instances where you offer both recommendation services and advertising and marketing services with the same customer and if so, how this impacts revenue recognition.

38.   We note that you operate a platform for discovery and recommendation of financial products, including wealth management products. Please revise your disclosures to clarify how you recognize revenues related to your wealth management products, if material.

39.   We note that you recognize revenues net of discounts and return allowances when the services are delivered. Please revise your disclosure to address the nature and significant terms of any discounts and returns you offer. Please address your process for estimating these amounts, how accurate your estimates have been in the past, and whether these estimates are reasonably likely to change in the future.

40.   We note that your advertising and marketing services allow customers to place advertisements in particular areas of your platform and on your third-party advertising network. Please clarify the terms of these revenue arrangements and provide an analysis that supports your presentation, taking into consideration all of the factors outlined in ASC 605-45-45.

41.   We note that performance-based advertising revenues are recognized based on effective clicks or effective activations. Please revise your disclosures to clarify how you define an effective click or effective activation and when you recognize the related revenues.

Note 16. Restricted net assets, page F-36

42.   We note that you concluded that it was not applicable for you to disclose the condensed financial information for the parent company for the year ended December 31, 2016, as you had not been incorporated as of December 31, 2016. Please explain why you believe this is a reasonable conclusion considering that you are providing predecessor financial statements and all the legal entities involved in the Reorganization are controlled by RONG360 Inc. Please provide us with your test on the restricted net assets of your consolidated subsidiaries and VIEs (the "restricted net assets") in accordance with Rule 4-08(e)(3) of Regulation S-X.

Other Matters

43.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

44.   We note that you intend to include graphics in the forepart of your prospectus. Please supplementally provide us with copies of any pending graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

45.   We note that you provide industry statistics and market information based on a report prepared by iResearch that you commissioned. Please provide us a copy of the iResearch

report to us supplementally and provide a table that cross-references the statistics cited in the prospectus to its location in the report.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP